                                      Filed by Cross Media Marketing Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 And deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934


                                              Subject Company: LifeMinders, Inc.
                                                   Commission File No: 000-28133





                           CROSS MEDIA MARKETING CORP.

                                     [LOGO]

[LOGO]                     CROSS MEDIA MARKETING CORP.

                                     AGENDA

-    OVERVIEW OF CROSS MEDIA MARKETING

-    DEAL TERMS

-    RATIONALE: LIFEMINDERS AND CROSS MEDIA

-    PRO FORMA COMPANY

-    DISCUSSION

[LOGO]                     CROSS MEDIA MARKETING CORP.


                              CROSS MEDIA OVERVIEW

[LOGO]                     CROSS MEDIA MARKETING CORP.

                                  CROSS MEDIA

                      ...IS A DIRECT MARKETING COMPANY THAT
                   INTEGRATES SOPHISTICATED MARKETING SKILLS
                      AND NEW TECHNOLOGIES FOR THE SALE OF
                      MULTI-MAGAZINE SUBSCRIPTION PACKAGES,
                      DISCOUNT BUYING CLUB MEMBERSHIPS AND
                          TELECOMMUNICATIONS SERVICES.

[LOGO]                     CROSS MEDIA MARKETING CORP.


                             CROSS MEDIA MARKETING

-    INCORPORATED IN DELAWARE IN 1997

-    TRADED ON AMEX (SYMBOL: XMM)

-    HEADQUARTERS IN NYC

-    21 INDEPENDENT TELECENTERS AROUND THE US

-    APPROXIMATELY 476 FULL TIME EMPLOYEES

[LOGO]                     CROSS MEDIA MARKETING CORP.


                                 BUSINESS MODEL

             |                                             |
             |                                             |
        -----------                                     -------
        DIRECT MAIL                                     WEBSITE
        -----------                                     -------
            |                                              |
            |                                              |
   -----        -----                            -----        -----------------
   VOICE        PRINT                            EMAIL        INTERACTIVE VOICE
                                                                  RESPONSE
   -----        -----                            -----        -----------------
     |      |     |                                |       |          |
     |      |     |                                |       |          |
     |      |     |                                |       |          |
--------------------------------------------------------------------------------
                                  XMM DATABASE
--------------------------------------------------------------------------------

[LOGO]                     CROSS MEDIA MARKETING CORP.



                            BUSINESS MODEL EVOLUTION


PHASE I CUSTOMER AGGREGATION (GOODS/SERVICES)

PHASE II - PROPRIETARY DATABASE/PROFILING

PHASE III - CROSS MEDIA MARKETING PLATFORM


          ACCESS TO 20 MILLION MEMBER DATABASE FOR TARGETED DIRECT MARKETING OF GOODS AND SERVICES



                         RETAINING/CAPTURING CUSTOMERS

[LOGO]                     CROSS MEDIA MARKETING CORP.


                                FINANCIAL TRENDS

                                           FY ENDED                 6 MOS. ENDED
                                           12/31/00                 6/30/01
                                           --------                 ------------
REVENUES, NET                              $ 55.5MM                   $43.3MM


REVENUE - MAGAZINE SUBSCRIPTIONS           $ 52.3MM                   $33.9MM



INCOME FROM OPERATIONS                     $ .1MM                     $ 4.5MM


INCOME (LOSS) BEFORE INCOME TAXES          $ (3.9MM)                  $ 3.5MM

[LOGO]                     CROSS MEDIA MARKETING CORP.



                                   DEAL TERMS

[LOGO]                     CROSS MEDIA MARKETING CORP.

                                   DEAL TERMS

-    TOTAL CONSIDERATION:

     -    UP TO $24.0 MILLION IN CASH

     -    ISSUANCE OF 22.3 SHARES OF CROSS MEDIA STOCK

          -    FIXED EXCHANGE RATIO OF 1.294

          - XMM STOCK PRICE OF $1.9845 BASED ON 20 TRADING DAYS PRIOR TO MERGER AGREEMENT (7/18)

-    ELECTION CHOICES:

     -    ALL CASH ($2.57/LFMN SHARE IF 100% CASH AVAILABLE)

     - ALL STOCK (1.294 SHARES OF XMM STOCK PER LFMN SHARE, ALL STOCK IS THE DEFAULT IF NO ELECTION IS MADE)

     -    MIX OF CASH AND STOCK ($.86 IN CASH AND .86 SHARES OF XMM STOCK)

[LOGO]                     CROSS MEDIA MARKETING CORP.

                               DEAL TERMS (CON'T)


- NO ADJUSTMENT FOR A CASH SHORTFALL AS LIFEMINDERS HAD GREATER THAN $49.0 MILLION NET AS OF 8/31

- ALL LIFEMINDERS OPTIONS WILL BE ASSUMED (INCLUDING 2.2 MILLION WITH STRIKE PRICES BELOW $2.57)

-    TWO LIFEMINDERS' DIRECTORS TO JOIN THE CROSS MEDIA BOARD OF DIRECTORS

-    STANDARD CLOSING CONDITIONS

[LOGO]                     CROSS MEDIA MARKETING CORP.

                                   RATIONALE

                           CROSS MEDIA MARKETING CORP.


                             LFMN MERGER RATIONALE

-    Creation of stronger company:

     - Combining proprietary technology, online direct marketing expertise, membership base and assets with Cross Media's established direct marketing operations

     -    Utilization of cash to accelerate growth of profitable business

                                                                [LOGO]

- Ability for LifeMinders' stockholders to receive favorable return and defer taxes

                           CROSS MEDIA MARKETING CORP.

                          CROSS MEDIA MERGER RATIONALE

-    USE OF LIFEMINDERS DATABASE AND PERSONALIZATION CAPABILITIES

- ABILITY TO MARKET TO 20 MILLION MEMBER DATABASE TO REDUCE CUSTOMER ACQUISITION COSTS AND INCREASE MARGINS

                                                                [LOGO]

- PROVIDE FUNDING TO CONTINUE CROSS MEDIA'S STRATEGY OF INTERNAL GROWTH AND ACQUISITIONS OF COMPLEMENTARY BUSINESSES

[LOGO]                     CROSS MEDIA MARKETING CORP.


                               PRO FORMA COMPANY

[LOGO]                     CROSS MEDIA MARKETING CORP.


                        PRO FORMA COMBINED BALANCE SHEET
                               AS OF JUNE 30, 2001
                                   (UNAUDITED)

          -    CASH                     $25.1 MILLION

          -    WORKING CAPITAL          $28.1 MILLION

          -    TOTAL ASSETS             $89.7 MILLION

          -    TOTAL EQUITY             $52.2 MILLION

[LOGO]                     CROSS MEDIA MARKETING CORP.


                                MANAGEMENT TEAM

     RONALD ALTBACH - CHAIRMAN, CEO

     RICHARD KAUFMAN - PRESIDENT, COO

     CHET BORGIDA - CFO

     ANDY NELSON - SVP SALES AND MARKETING

     DAN BERMAN - SVP OPERATIONS

     CHRIS THOMPSON - CTO

[LOGO]                     CROSS MEDIA MARKETING CORP.


                               BOARD OF DIRECTORS

                                  POST CLOSING

     RONALD ALTBACH - MANAGEMENT

     RICHARD KAUFMAN - MANAGEMENT

     JONATHAN BULKELEY - LIFEMINDERS

     DOUG LINDGREN - LIFEMINDERS

     RICHARD COHEN - CROSS MEDIA

     BRUCE DORSKIND - CROSS MEDIA

     KEN LAMBERT - CROSS MEDIA

     WILLIAM MORRISEY - CROSS MEDIA

                           CROSS MEDIA MARKETING CORP.

                                    [GRAPHIC]



                                   AMEX: XMM

                           CROSS MEDIA MARKETING CORP.

                                    [GRAPHIC]

                           CROSS MEDIA MARKETING CORP.

                                    [GRAPHIC]


                                   AMEX: XMM


In connection with the merger, Cross Media and LifeMinders will be filing a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders of both Cross Media and LifeMinders are invited to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available. Cross Media and LifeMinders expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. Investors and security holders may obtain a copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies free of charge from the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Cross Media or LifeMinders free of charge by directing such requests to the respective addresses listed above.

LifeMinders and its officers and directors may be deemed to be participants in the solicitation of proxies from LifeMinders' stockholders with respect to the approval of the transactions contemplated by the agreement. Information regarding such officers and directors will be set forth in the joint proxy statement/prospectus.

Cross Media and its officers and directors may be deemed to be participants in the solicitation of proxies from Cross Media's stockholders with respect to the approval of the transactions contemplated by the agreement. Information regarding such officers and directors will be set forth in the joint proxy statement/prospectus.